ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

RECEIVED

2004 APR 29 A 11:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

April 21, 2004

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

04024734

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of March 26, 2004, enclosed please find an ad-hoc press release by the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dw 5/3

DOCSNY1:863595.1
13024-2 JG9

Ad-hoc-Release

FJH AG: Karlsruher Lebensversicherung opts for Release 4.2 of Life Factory

FJH AG (ISIN DE0005130108), the consultancy and software house listed in the TecDAX index has received an order from the life insurance company Karlsruher Lebensversicherung (KLV) amounting to several million Euro. Subject of the order is the implementation of the release 4.2 of the policy administration system FJA Life Factory. At present KLV is using release 3. Karlsruher Lebensversicherung is already the fifth FJH-client opting for this new release.

The release 4.2 includes options and necessities resulting - from todays perspective - from the old age pension provision (Alterseinkünfte-Gesetz), Solvency II as well as future IAS-accounting for the configuration of life insurance products. The system has been developed in thin client technology.

FJH AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10
81373 München
Telefon: +49 (0) 89 769 01 - 144
Fax: + 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fjh.com
Internet: www.fjh.com